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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Synova Healthcare Group Inc.

(Name of Issuer)

Common $0.001 par value

(Title of Class of Securities)

87163H102

(CUSIP Number)

J.A. Michie, C/O Gestrust S.A., 2, rue Thalberg, CP 1507, CH-1211 Geneve 1

Tel: 1-800-647-9877

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 87163H102

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):
G.M. Capital Partners, Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3. SEC Use Only:

4. Source of Funds (See Instructions):  WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: British Virgin Islands

Number of Shares	7. Sole Voting Power: 275,000
Beneficially Owned By Each Reporting	8. Shared Voting Power:
Person With	9. Sole Dispositive Power: 275,000
10. Shared Dispositive Power:

11. Aggregate Amount Beneficially Owned by Each Reporting Person:   275,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11):   2%

14. Type of Reporting Person (See Instructions):
CO

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2006

Date

/s/J.A. Michie

Signature

Managing Director

Name/Title

2.